Exhibit 8.1

List of Subsidiaries

Company Name	Jurisdiction of Incorporation

Profound Medical Inc.	Ontario

Profound Medical Oy	Finland

Profound Medical GmbH	Germany

Profound Medical (U.S.) Inc.	Delaware